SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                SCHEDULE 13D/A
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 3)*

                              IFB Holdings, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  448953109
                                (CUSIP Number)

                              Jeffrey L. Gendell
     200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                August 27, 1998
            (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                        (Continued on following pages)

                           (Page 1 of 11 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP No. 448953109                 13D                    Page 2 of 11 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Financial Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                -0-
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 448953109                 13D                    Page 3 of 11 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Management, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                -0-
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 00
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 448953109                 13D                    Page 4 of 11 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Overseas Associates, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                -0-
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 448953109                 13D                    Page 5 of 11 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                -0-
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 448953109                 13D                    Page 6 of 11 Pages


     The Schedule 13D (the "Schedule 13D") filed on March 26, 1998 and amended by Amendment No. 1 to the Schedule 13D on June 16, 1998 and Amendment No. 2 to the Schedule 13D on June 30, 1998 by (i) Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP"); (ii) Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"); (iii) Tontine Overseas Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to TFP Overseas Fund, Ltd. ("TFPO"), a company organized under the laws of the Cayman Islands; and (iv) Jeffrey L. Gendell ("Mr. Gendell", together with (i) through (iii) above, the "Reporting Persons"), relating to the common stock, par value $0.01 (the "Common Stock") of IFB Holdings, Inc. (the "Company") is hereby amended by this Amendment No. 3 to the
Schedule 13D to account for the disposition by the Reporting Persons of all the Common Stock beneficially owned by the Reporting Persons.
     *     *     *     *     *

Item 3.     Source and Amount of Funds and Other Consideration.

     The Reporting Persons no longer beneficially own any shares of Common
Stock.
     *     *     *     *     *

Item 5.     Interest in Securities of the Issuer.

A. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: -0-
                         Percentage: 0%  The percentages used herein and in the
rest of Item 5 are calculated based upon the 592,523 shares of Common Stock issued and outstanding as of March 31, 1998 as reflected in the Company's form 10-QSB for the period ending March 31, 1998.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: -0-
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: -0-
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by TFP in the Common Stock since the filing of Amendment No. 2 to the Schedule 13D, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
              (e) The date on which the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock was August 27, 1998.


CUSIP No. 448953109                 13D                    Page 7 of 11 Pages


B.  Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: -0-
                         Percentage: 0%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: -0-
                  3. Sole power to dispose or direct the disposition: -0-
4.  Shared power to dispose or direct the disposition: -0-
              (c) TM did not enter into any transactions in the Common Stock of the Company since the filing of Amendment No. 2 to the Schedule 13D. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock since the filing of Amendment No. 2 to the Schedule 13D on behalf of TFP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
              (d)  Not applicable.
              (e) The date on which the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock was August 27, 1998.

      C. Tontine Overseas Associates, L.L.C.
              (a) Aggregate number of shares beneficially owned: -0-
                         Percentage: 0%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: -0-
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: -0-
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by TOA since the filing of Amendment No. 2 to the Schedule 13D, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
              (d) Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of sale of such shares.
              (e) The date on which the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock was August 27, 1998.

       D. Jeffrey L. Gendell.
             (a) Aggregate number of shares beneficially owned: -0-
                       Percentage: 0%
             (b) 1.  Sole power to vote or direct vote: -0-
                 2.  Shared power to vote or direct vote: -0-
                 3.  Sole power to dispose or direct the disposition: -0-
                 4.  Shared power to dispose or direct the disposition: -0-
             (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company since the filing of Amendment No. 2 to the Schedule 13D. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock since the filing of Amendment No. 2 to the Schedule 13D on behalf of TFP and TOA, which were all in the open market, are set forth in Schedule A and B, respectively, and are incorporated by reference.


CUSIP No. 448953109                      13D                    Page 8 of 11


             (d)  Not applicable.
             (e) The date on which the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock was August 27, 1998.

     *     *     *     *     *


CUSIP No. 448953109                 13D                    Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  August 28, 1998

                                    /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Financial Partners, L.P.,
                                    and as managing member of
                                    Tontine Overseas Associates, L.L.C.



































CUSIP No. 448953109                 13D                    Page 10 of 11 Pages

                                  Schedule A

                       TONTINE FINANCIAL PARTNERS, L.P.

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)         if any)


7/01/98                           1,000                      $16.56

8/27/98                          (50,000)                    $15.31



CUSIP No. 448953109                 13D                    Page 11 of 11 Pages

                                  Schedule B

            TONTINE OVERSEAS ASSOCIATES, L.L.C. - MANAGED ACCOUNTS

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)         if any)


8/27/98                          (1,500)                    $15.31